Exhibit 16.1

KPMG Audit Plc Altius House One Fourth Street Milton Keynes MK9 1NE United Kingdom	Tel +44(0) 1923 831350 Fax +44(0) 1908 844888
Securities and Exchange Commission Washington, D.C. 20549	Our ref PDS/GK

18 December 2015

Ladies and Gentlemen:

We were previously accountants for UAG UK Holdings Limited and subsidiaries (a significant subsidiary of Penske Automotive Group, Inc) and, under the date of February 26, 2015, we reported on the consolidated financial statements of UAG UK Holdings, Limited as of and for the year ended December 31, 2014, 2013 and 2012, and the effectiveness of internal control over financial reporting as of December 31, 2014. On December 18, 2015, we communicated to the Audit Committee of the Board of Directors that we resigned as accountants. We have read Penske Automotive Group’s statements included under Item 4.01 of its Form 8-K to be filed within the next 4 business days, and we agree with such statements.

Yours faithfully

/s/ KPMG Audit Plc

KPMG Audit Plc